Mail Stop 03-06


April 27, 2005


Tamer Husseini
Chief Executive Officer
Celeritek, Inc.
3236 Scott Boulevard
Santa Clara, California 95054

Re:	Celeritek, Inc.
	Amendment No. 1 to Preliminary Proxy Statement on Schedule
14A
	Filed April 14, 2005
	File No. 000-23576

Dear Mr. Husseini:

      We have monitored selected issues in your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal One - Page 6

1. Please expand your response to comment 5 to address section H.6 of the July 2000 supplement to the Division of Corporation Finance`s
Manual of Publicly Available Telephone Interpretations. It appears that financial information is required.

Background of the Proposed Asset Sale - Page 7

2. We note from the background discussion that you were contacted by
Mimix and another company regarding a potential business combination.
As requested by the first bullet point of our prior comment number
8,
please indicate what efforts you, or your financial advisors or investment bankers, if any, made in identifying potential acquirors or other strategic alternatives available to the company.

3. We reissue the portion of the second bullet point of our prior comment number 8 that asked that you tell us the name of the other company and any relationships it or Mimix has or had with Celeritek or its affiliates. Also tell us how you determined that the stock offered by the other company would not provide as much value to your shareholders.

Our reasons for the Proposed Asset Sale - Page 11

4. We reissue the portion of our prior comment number 10 which requested that you summarize the analyses conducted by the Board in determining the value of the assets to be sold and to show how those analyses support the Board`s recommendation.

Interests of Our Directors and Executive Officers in the Proposed
Asset Sale - Page 12

Stock Ownership - Page 12; Stock Option Ownership - Page 13

5. We reissue comment 13 as it applies to quantifying the amounts that directors and officers could receive based on the options mentioned in the table added on page 13.

Change of Control Agreements - Page 13

6. Please supplementally tell us whether there is any value attributable to the immediate lapse of your company`s repurchase rights as to any of Mr. Husseini`s shares that are currently subject to repurchase.

Accounting Treatment - Page 11

7. We reissue our prior comment number 15. Please expand your disclosure to explain why the sales price is less than the book value of the assets to be sold.

Purchase Price and Purchase Price Adjustment - Page 17

8. Please quantify the "reference working capital." Also quantify the amount of any adjustment that would be required based on the amount of your working capital as of a recent date.

Proposal Three

Sales of our Remaining Assets - Page 32

9. Please expand your disclosure to indicate what attempts you have made to liquidate your investment in NewGen Telecom Co., Ltd. and what efforts you will make going forward.

Proxy Card

10. The proxy should indicate if the matters to be acted on are conditioned upon the approval of other matters. Please refer to Rule
14a-4(a)(3).

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      As appropriate, please revise your proxy statement in
response
to these comments and to update your disclosure.  Please clearly
and
precisely mark the changes to the preliminary proxy statement effected by the revision, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. Please furnish a cover letter with your revised proxy statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please understand that we may have additional comments after reviewing your revised proxy statement and responses to our comments; therefore, please allow adequate time after the filing of the revised proxy statement for further staff review.

      Please direct any questions to Tim Buchmiller at (202) 824-
5354
or to me at (202) 824-5697.

							Sincerely,



							Russell Mancuso
							Branch Chief

cc:  	Stephen M. Welles, Esq.
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Tamer Husseini
Celeritek, Inc.
April 27, 2005
Page 3